UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-14426

CUSIP NUMBER 02051Q106

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________

PART I — REGISTRANT INFORMATION

Alon Blue Square Israel Ltd.

Full Name of Registrant

Alon Holdings Blue Square – Israel Ltd.

Former Name if Applicable

Europark Yakum, France Building

Address of Principal Executive Office (Street and Number)

Yakum 6097200, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to file its Annual Report on Form 20-F for the year ended December 31, 2015, (the “2015 Form 20-F”) by April 30, 2016 without unreasonable effort or expense because management requires additional time to compile and verify the data required to be included in the 2015 Form 20-F due to, among other things, the complexity and time needed to address the filing by Mega Retail for a stay of proceedings, the decision by the controlling shareholder of the Registrant to sell Registrant to Mr. Moti Ben-Moshe, the Registrant’s negotiations with its financial creditors, and the Registrant’s decision to sell its subsidiaries, Dor Alon Energy in Israel (1988) Ltd. and Naaman Group (NV) Ltd. The Registrant expects to file the 2015 Form 20-F within the extension period provided for under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yehuda van der Walde	972-9-9618504
(Name)	(Area Code)(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant furnished on March 31, 2016 a Report on Form 6-K which included a press release (the “Press Release”) disclosing unaudited financial results for the three months ended and fiscal years ended December 31, 2015 and 2014 (the “2015 Information”). The 2015 Information set forth in the Press Release is incorporated herein by reference.

Alon Blue Square Israel Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2016	By:	/s/ Israel Yaniv
Name: Israel Yaniv
Title: Chief Executive Officer

	By:	/s/ Yehuda van der Walde
	Name:	Yehuda van der Walde
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).